2648 International Blvd., Ste 115

Oakland, CA 94601

(415) 965-8476

June 17, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: Easter Parent, Inc.

Registration Statement on Form S-4 (File No. 333-286589)

Originally filed on May 23, 2025, as amended

Acceleration Request

Ladies and Gentlemen:

Easter Parent, Inc. hereby requests that the Commission take appropriate action to cause the above-captioned Registration Statement on Form S-4, as amended, to become effective at 4:30 p.m., Eastern Standard time, on June 18, 2025, or as soon thereafter as possible.

We respectfully request that we be notified of the effectiveness of the Registration Statement by telephone call to David A. Curtiss of Schulte Roth & Zabel LLP at (212) 756-2000. Questions or comments regarding any matters with respect to the Registration Statement may also be directed to David A. Curtiss at the phone number above. We appreciate your assistance and cooperation in this matter.

Sincerely,

By:	/s/ Rishi Bajaj
Rishi Bajaj
President and Chairman
Easter Parent, Inc.

cc: David A. Curtiss

Schulte Roth & Zabel LLP